5-1-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the month of May 2002

FILA HOLDING S.p.A.
(Translation of registrant's name into English)

Viale Cesare Battisti 26
13900 Biella, Italy
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   No x

INDEX

1)

FILA HOLDING S.p.A.
CONDENSED CONSOLIDATED BALANCE SHEETS
As of March 31, 2002 (Unaudited), December 31, 2001 and March 31, 2001 (Unaudited)

	March 31, 2002	December 31, 2001	March 31, 2001
	(in thousands of Euro)		
ASSETS			
Current assets:			
Cash and cash equivalents	43,843	36,697	27,151
Trade receivables, net of allowance for doubtful accounts of Euro 28,912 thousands at March 31, 2002, Euro 28,562 thousands at December 31, 2001 and Euro 22,352 thousands at March 31, 2001	228,381	202,555	265,226
Inventories	200,744	234,953	230,180
Other current assets	86,992	93,937	92,994
Total current assets	559,960	568,142	615,551
Property, plant and equipment, net	111,310	113,661	118,013
Goodwill, net of accumulated amortization	15,168	15,628	17,006
Intangible assets, net of accumulated amortization	15,705	15,135	13,980
Deferred income taxes	7,823	7,102	7,795
Other assets	11,228	12,292	12,993
Total assets	721,194	731,960	785,338
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Bank borrowings	217,444	223,018	235,992
Short-term debt and current portion of long-term debt	84,321	84,589	140,061
Short-term debt from related parties	100,043	76,555	108,456
Trade payables	127,792	139,774	108,068
Other current liabilities	99,406	89,937	79,174
Total current liabilities	629,006	613,873	671,751
Termination indemnities	7,191	6,848	7,361
Long-term debt, less current portion	12,370	12,376	39,232
Minority interests	2,009	2,422	2,541
Other non-current liabilities	8,000	7,853	7,306
Shareholders' equity			
Share capital 61,110,412 shares authorized, issued and outstanding at March 31, 2002 and December 31, 2001 and 27,777,460 at March 31, 2001, par value Euro 1.30	79,444	79,444	36,111
Additional paid in capital	104,708	104,708	1,376
Accumulated deficit	(152,565)	(120,938)	(1,887)
Foreign currency translation adjustments	30,180	24,523	20,696
Revaluation reserve	851	851	851
Total shareholders' equity	62,618	88,588	57,147
Total liabilities and shareholders' equity	721,194	731,960	785,338

2)

FILA HOLDING S.p.A.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	FOR THE THREE MONTHS ENDED MARCH 31, 2002	2001
	(in thousands of Euro, except for earnings per share)	
Net revenues:		
Net direct sales	249,430	251,908
Royalty income	6,376	5,934
Other revenues	2,894	1,166
	258,700	259,008
Cost of sales	164,809	162,718
Gross profit	93,891	96,290
Selling, general and administrative expenses	91,701	103,060
Income (loss) from operations	2,190	(6,770)
Other income (expense):		
Interest income	405	1,022
Interest expense	(6,215)	(8,170)
Foreign exchange losses	(18,651)	(1,144)
Other expense - net	(4,993)	(2,195)
	(29,454)	(10,487)
Loss before income taxes	(27,264)	(17,257)
Income taxes	4,363	3,409
Net loss	(31,627)	(20,666)
Loss per share (1)	-0.52	-0.74

(1) Earnings per share have been calculated by dividing net loss by 61,110,412 and 27,777,460 ordinary shares outstanding for the three months ended March 31, 2002 and 2001 respectively.

3) FILA HOLDING S.p.A.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	FOR THE THREE MONTHS ENDED MARCH 31, 2002	2001
	(in thousands of Euro)	
Cash Flows from Operating Activities:		
Net loss	(31,627)	(20,666)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	6,790	6,587
Unrealized foreign currency transaction loss	15,384	3,765
Provision for termination indemnities	657	1,114
Provision for doubtful accounts	2,735	3,207
Changes in operating assets and liabilities		
Accounts receivable	(34,097)	(48,850)
Inventories	31,470	6,376
Trade payables	(9,189)	(2,800)
Other-net	8,031	1,309
Net cash used in operating activities	(9,846)	(49,958)
Cash Flows from Investing Activities:		
Proceeds from disposals of property, plant and equipment	64	433
Additions to property, plant and equipment	(2,451)	(6,151)
Additions to intangible assets	(2,097)	(5,298)
Net cash used in investing activities	(4,484)	(11,016)
Cash Flows from Financing Activities:		
Payments on short-term debt	-	(8,088)
Net change in short-term bank borrowings	21,022	57,475
Net cash provided by financing activities	21,022	49,387
Effect of exchange rates on cash and cash equivalents	454	564
Net increase (decrease) in cash and cash equivalents	7,146	(11,023)
Cash and cash equivalents at beginning of year	36,697	38,174
Cash and cash equivalents at end of the period	43,843	27,151

4)

FILA HOLDING S.p.A.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE PERIOD FROM DECEMBER 31, 2001 THROUGH MARCH 31, 2002 (UNAUDITED)

			Retained earnings				
	Share Capital	Additional paid in Capital	Other accumulated deficit	Reserve for purchase of treasury stock	Foreign currency translation adjustments	Revaluation reserves	Total
	(in thousands of Euro)						
BALANCE AT DECEMBER 31, 2001	79,444	104,708	(121,782)	844	24,523	851	88,588
Change in reserve of treasury stock			148	(148)			0
Translation adjustments					5,657		5,657
Net loss for the period			(31,627)				(31,627)
BALANCE AT MARCH 31, 2002	79,444	104,708	(153,261)	696	30,180	851	62,618

5. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The accompanying condensed consolidated financial statements as of March 31, 2002 and March 31, 2001 have been prepared by Fila Holding S.p.A. ("Fila") and are unaudited. However, in the opinion of management, all adjustments necessary for a fair presentation of Fila's financial position at those dates, and its results of operations and cash flows for those periods, have been made. These financial statements should be read in conjunction with Fila's audited consolidated financial statements for the year ended December 31, 2001 and the notes thereto.

Fila's results of operations for the three months ended March 31, 2002 are not necessarily indicative of its operating results for the full year.

Fila's condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Italy ("Italian GAAP"), which differ in certain respects from accounting principles generally accepted in the United States ("U.S. GAAP"). Fila's consolidated financial statements for the year ended December 31, 2001 include a discussion of the principal differences between Italian GAAP and U.S. GAAP.

6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

Total Net Revenues. For the first quarter of 2002, Fila's total net revenues (consisting of net direct sales of products, royalty income and other revenues) were € 258.7 million, in line with € 259.0 million in the corresponding period of 2001. In particular, net direct sales were down by 1% to € 249.4 million, royalty income increased by 7% to € 6.4 million, and other revenues were € 2.9 million.

Converted into U.S. dollars, at the average exchange rate of € 1.00= U.S.$ 0.876 for the quarter ended March 31st 2002 and € 1.00= U.S.$ 0.923 for the corresponding 2001 period, Fila's first quarter 2002 net direct sales were U.S.$ 218.5 million compared with U.S.$ 232.5 million in the same period of the previous year.

In the first quarter of 2002, net direct sales of apparel increased by 2% to € 135.0 million compared with the same 2001 period and footwear decreased by 4% to € 114.4 million. Sales in Europe decreased by 18% to € 91.3 million, with apparel down by 16% and footwear down by 21%. U.S. sales (in Euro) increased by 22% compared with the same period of 2001 (or increased by 18% in U.S. Dollar terms), with apparel sales increasing by 7% to € 42.2 million and footwear sales increasing by 42% to € 43.4 million, whereas sales in the Rest of the World increased by 3%, with apparel up by 21% and footwear down by 20%.

In the first quarter of 2002, **gross profit** was € 93.9 million compared with € 96.3 million in the corresponding 2001 period and representing 36.3% of total net revenues compared to 37.2% in the first quarter of 2001.
The lower profitability was caused primarily by the weakening of the brand in Europe and by the change over from a direct sales strategy to a licensing partnership in certain markets and the consequent inventory clearance.

SG&A expenses for the quarter totaled € 91.7 million (representing 35.4% of net revenues), down by 11% versus € 103.1 million (or 39.8% of net revenues) in the previous year.

As a consequence of the above mentioned factors, **income from operations** in the quarter was €2.2 million compared with an operating loss of € 6.8 million in the first quarter of 2001.

Other expenses for the quarter were €29.4 million compared with €10.5 million for the corresponding quarter of last year. In 2002, other expenses included €18 million attributable to foreign exchange differences recorded in Argentina that could not be hedged due to government restrictions.

Net loss before income taxes in the first quarter of 2002 was €27.3 million compared with €17.3 million in the same quarter of 2001.

Income taxes were € 4.4 million compared with € 3.4 million in the corresponding quarter of 2001, with most of the increase related to Korea for the higher income taxes as well as for withholding taxes on current year intra-group dividends.

Net loss for the quarter was € 31.6 million compared with € 20.7 million in the first quarter of 2001.

LIQUIDITY AND CAPITAL RESOURCES

Working capital. As of March 31st, 2002, Fila had working capital (excluding cash and short term loans) of € 288.9 million compared with € 401.2 million at the end of the first quarter of 2001, achieving improvements in every component.
In particular, inventory was € 200.7 million, decreasing from € 230.2 million as of March 31st, 2001 and from € 235.0 million as of December 31st 2001. Trade receivables as of March 31st, 2002 were € 228.4 million compared with € 265.2 million last year.

Capital expenditures for the quarter were € 4.5 million mainly related to investments in Information Technology.

Financial indebtedness. As of March 31st, 2002, net financial debt was € 370.3 million compared with € 496.6 million as of March 31st, 2001 and € 359.8 as of December 31st 2001.

For More Information, Contact:

Fila Holding S.p.A.
Investor Relations Office:
Giulia Muzio (39.015) 3506 418
Elena Carrera (39.015) 3506 246

Citigate Dewe Rogerson
Serena Vento +1 212 419 8329

FILA* ANNOUNCES FIRST QUARTER 2002 RESULTS

(Biella, Italy, May 2nd, 2002) - Fila Holding S.p.A. (NYSE:FLH) today reported its unaudited results for the first quarter ended March 31, 2002.

Key highlights for the quarter were the following:

- Worldwide revenues were €258.7 million, in line with the same quarter of 2001.
- SG&A incidence on total net revenues is 35.4% compared to 39.8% in first quarter 2001
- Income from operations was positive for the first time since first quarter 2000.
- Further improvement in the US backlog (up 26% in US$), whereas the trend in Europe is still negative.
- Net loss of €31.6 million includes €18 million of foreign exchange losses in Argentina.
- Major achievements in working capital management.

Backlog of customer orders**

Total backlog as of March 31st, 2002, scheduled for delivery from April through September 2002, was down by 4% (in Euro) compared to the corresponding period in 2001. In particular, apparel and footwear backlog decreased by 2% and by 6%, respectively.

U.S. backlog increased by 26% in U.S. dollars (with apparel up by 19% and footwear up by 33%), continuing to improve from the backlog recorded as of December 31st, 2001, which was itself up by 19%. The Enyce brand is up by 27% and the Fila Brand is up by 25%.

Outside the U.S. and excluding the markets where Fila sells its products on a delivery basis (including Korea), backlog decreased by 23% (in Euro).

Total Revenues and net direct sales

Worldwide revenues for the first quarter were €258.7 million, in line with €259.0 million in the corresponding period of 2001.

Net direct sales in the first quarter of 2002 totaled €249.4 million compared to €251.9 million in the corresponding period of 2001.
Apparel sales were €135.0 million and footwear sales were €114.4 million, up by 2% and down 4% respectively compared with the first quarter of 2001.

Sales in the U.S. were €85.6 million in the quarter, increasing by 22% from €69.9 million mainly thanks to Enyce (+56%); in Europe sales decreased by 18% to €91.3 million. Sales in the Rest of the World increased by 3%, as the excellent performance in Korea (+25% in local currency in the quarter) offset the drop in Latin America (particularly in Argentina, due to the recent economic crisis).

Royalty Income in the quarter was €6.4 million compared with €5.9 million in the first quarter of 2001.

Net Loss per ADS

In U.S. dollars, first quarter net loss was U.S.$ 27.7 million compared with a net loss of U.S.$ 19.1 million in the first quarter of 2001.

On a per ADS/per ordinary share basis, net loss was U.S. $0.45 per ADS/share in the first quarter of 2002 compared with U.S. $0.69 per ADS/share in the same period of 2001. The decrease in loss per ADS/share in the first quarter of 2002 reflects the issuance of additional shares in the third quarter of 2001. The shares outstanding for the three months ended March 31, 2002 and 2001 were 61,110,412 and 27,777,460 respectively.

The Euro depreciated by 5% against the U.S. dollar on a quarterly average basis; the average exchange rate was € 1= U.S.$ 0.876 in the first quarter of 2002 and € 1= U.S.$ 0.923 in the corresponding quarter of 2001.

Income statement review

Gross profit for the quarter was €93.9 million, representing 36.3% of total net revenues, compared to €96.3 million (37.2% of total net revenues) in the first quarter of 2001.
The lower profitability was caused primarily by the weakening of the brand in Europe and by the change over from a direct sales strategy to a licensing partnership in certain markets and the consequent inventory clearance.

SG&A expenses for the quarter totaled €91.7 million (representing 35.4% of net revenues), down by 11% versus €103.1 million (or 39.8% of net revenues) in the previous year.
Marco Isaia, Chief Executive Officer of Fila, said: "I'm pleased to report that, despite the uncertainties, we have been able to streamline structures and focus on a tight control over costs, reducing all of the various items of SG&A expenses, resulting in SG&A as a percentage of total net revenues that is to the lowest level since the third quarter of 2000".

As a consequence of the above mentioned factors, income from operations in the quarter was €2.2 million compared with an operating loss of € 6.8 million in the first quarter of 2001.

Unfortunately other expenses for the quarter were €29.4 million compared with €10.5 million for the corresponding quarter of last year; €18 million were attributable to foreign exchange differences recorded in Argentina that was not possible to hedge due to government restrictions.

Loss before income taxes in the first quarter of 2002 was €27.3 million compared with €17.3 million in the same quarter of 2001.

Income taxes were €4.4 million compared with €3.4 million in the corresponding quarter of 2001, with most of the increase related to Korea for the higher income taxes as well as for withholding taxes on current year intra-group dividends.

Net loss for the quarter was €31.6 million compared with €20.7 million in the first quarter of 2001.

Balance sheet review
Net working capital as of March 31st, 2002 was €288.9 million compared with €401.2 million as of March 31st, 2001 (a 28% decrease). Inventory as of March 31st, 2002 was €200.7 million, compared with €235.0 million as of December 31st, 2001 and with €230.2 million as of March 31st, 2001. Trade receivables as of March 31st, 2002 were €228.4 million compared with €265.2 million in the prior year.
Net financial indebtedness as of March 31st, 2002 was €370.3 million compared with €496.6 as of March 31st, 2001 and €359.8 as of December 31st, 2001.

Marco Isaia added: "We have achieved improvement in every component of the net working capital, from inventory to trade receivables, with a total reduction of €112 million. This has allowed us to keep the net financial position under control despite the unfavorable seasonality, with a decrease of €126 million at March 2002 versus March 2001 (against a decrease of €67 million at December 2001 versus December 2000)".

Fila Holding S.p.A., headquartered in Biella (Italy), is a leading designer and marketer of athletic and casual footwear and of activewear, casualwear and sportswear. Fila has created strong brand recognition by marketing products with a high design and style content and by securing professional athletic endorsements.

* *Any reference to Fila is to Fila Holding S.p.A. and its subsidiaries.*
*** Backlog of customer orders is not necessarily indicative of total revenues for the respective periods, as the mix of future and "at once" orders may vary significantly from quarter to quarter and certain customer orders are cancelable.*

This press release includes forward-looking statements, including statements concerning Fila's current expectations about its financial results for future periods. Due to various risks and uncertainties, including those discussed in the reports filed from time to time by Fila with the Securities and Exchange Commission, actual events and results could differ materially from those described in this press release. Fila will not update any forward-looking statements in this press release to reflect future events or developments.

FILA GROUP'S NET DIRECT SALES (Euro)

FIRST QUARTER
ended March 31
(unaudited)

Euro million	2002	2001	
UNITED STATES			
Apparel	42.2	39.4	+7%
Footwear	43.4	30.5	+42%
Total	85.6	69.9	*+22%*
EUROPE			
Apparel	44.3	52.4	-16%
Footwear	47.1	59.4	-21%
Total	91.3	111.8	*-18%*
REST OF WORLD			
Apparel	48.6	40.2	+21%
Footwear	24.0	29.9	-20%
Total	72.5	70.1	*+3%*
TOTAL FILA GROUP			
Apparel	135.0	132.1	+2%
Footwear	114.4	119.8	-4%
Total	249.4	251.9	*-1%*

Figures may not add due to rounding.

BALANCE SHEET SUMMARY

Euro million	March 31, 2002 (unaudited)	March 31, 2001 (unaudited)
Trade receivables	228.4	265.2
Inventories	200.7	230.2
Other current assets	87.0	93.0
Accounts payable	(227.2)	(187.2)
Working Capital (*)	**288.9**	**401.2**
Net fixed and non current assets	161.2	169.8
TOTAL NET ASSETS	**450.2**	**570.9**
Net Financial Position (**)	**370.3**	**496.6**
Provision and Other Liabilities	17.2	17.2
Shareholders' Equity	62.6	57.1
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**450.2**	**570.9**

* *Excluding cash and short term loans.*
** *Short term and long term financial indebtedness less cash.*
Figures may not add due to rounding.

KEY FIGURES IN U.S. DOLLARS
for the first quarter ended March 31, 2002.

We publish our financial statements in Euro. For convenience, however, certain key results are presented herein as translated into U.S. dollars at the average exchange rates in effect for the respective periods. Converting Fila's consolidated results from Euro into U.S. dollars at the average exchange rate for each period, rather than at the period-end rate, is consistent with Fila's practice of converting the income statements of its foreign subsidiaries into Euro at the respective average exchange rates during the applicable period.

	FIRST QUARTER ended March 31 (unaudited)	
	2002	**2001**
Net Revenues (U.S.$/million)	226.6	239.1
Net Loss (U.S.$/million)	(27.7)	(19.1)
Net Loss per ADS (*) (U.S.$/ADS)	(0.45)	(0.69)
Number of ADSs outstanding:	61,110,412	27,777,460
Average exchange rate (U.S. dollars per Euro)	0.876	0.923

** Losses per ADS were calculated by dividing Net Loss by the number of ADSs outstanding during the period (each ADS representing 1 ordinary share).*

FILA HOLDING S.p.A.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	FOR THE THREE MONTHS ENDED MARCH 31, 2002	2001
	(in thousands of Euro, except for earnings per share)	
Net revenues:		
Net direct sales	249,430	251,908
Royalty income	6,376	5,934
Other revenues	2,894	1,166
	258,700	259,008
Cost of sales	164,809	162,718
Gross profit	93,891	96,290
Selling, general and administrative expenses	91,701	103,060
Income (loss) from operations	2,190	(6,770)
Other income (expense):		
Interest income	405	1,022
Interest expense	(6,215)	(8,170)
Foreign exchange losses	(18,651)	(1,144)
Other expense - net	(4,993)	(2,195)
	(29,454)	(10,487)
Loss before income taxes	(27,264)	(17,257)
Income taxes	4,363	3,409
Net loss	(31,627)	(20,666)
Loss per share (1)	-0.52	-0.74

(1) Earnings per share have been calculated by dividing net loss by 61,110,412 and 27,777,460 ordinary shares outstanding for the three months ended March 31, 2002 and 2001 respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 7, 2002

FILA HOLDING S.p.A.

By

Marco Isaia
Chief Executive Officer